

Blue Gold Works Inc.
P.O. Box 641
Fairfax, CA 94978

Happiness Thompson, a Waterpreneur in Lagos, Nigeria, tells of her water struggles and BGW's solution in a 2 minute video.

https://www.youtube.com/watch?v=StpDJ_Yi9QQ

Lynn Langford, CEO and Founder of Blue Gold Works, interviewed by Suzanne Lynn of WQBQ, describes the epiphany that led her to create BGW.

https://youtu.be/6UyZyryCRWE

The Blue Gold Works website introduces our story, our team, and our plans.

http://www.bluegoldworks.com

Our Blue Gold Works YouTube channel contains videos with our Waterpreneurs, farmers, tribal partners, and beekeepers in Africa.

https://www.youtube.com/watch?v=cOCFsgzBC-k